[redacted]

SEC 14045745 ISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8-65939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road Suite 4
(No. and Street)

Glen Cove (City) NY (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter DeBuona 516-759-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/14

OATH OR AFFIRMATION

I, Peter DeBuona ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckram Securities Ltd. ____________________, as of December 31, ____________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

CAROLANN FILIPPONE
Notary Public, State of New York
No. 30-4672838
Qualified in Nassau County
Commission Expires February 28, 2015

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X Report on Internal Controls required under SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Buckram Securities Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Buckram Securities Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
January 28, 2014

Nawrocki Smith LLP

Buckram
Securities Ltd.

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

SEC
100 F Street, NE
Washington, DC 20549

February, 2014

Dear Office of Investor Education and Assistance,

Re: Buckram Securities Ltd
CRD 126976
SEC 8-65939

Enclosed please find two copies of Buckram's annual audit as of December, 2013.

If you should have any questions please contact the undersigned.

Sincerely,

Peter P. DeBuona Date 2-26-2014
President

21 Cedar Swamp Road | Suite 4 | Glen Cove | NY 11542 | Tel 516 759 7400 | Fax 516 759 8390 | buckramsec@aol.com

BUCKRAM SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2013

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Buckram Securities Ltd.:

Report on the Financial Statements

We have audited the accompanying financial statements of Buckram Securities Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether do to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckram Securities Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Melville, New York
January 28, 2014

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 253,247
Deposit with clearing broker	29,068
Commissions receivable	3,700
Prepaid expenses	16,914
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $15,106	1,998
Taxes receivable	3,682
Security deposits	3,100
Total assets	$ 311,709
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 12,716
Accrued commissions	31,947
Total liabilities	44,663
Stockholder's Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	56,452
Total stockholder's equity	267,046
Total liabilities and stockholder's equity	$ 311,709

The accompanying notes are an
integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Commissions	$ 607,639
Other income	1,468
Total revenues	609,107
EXPENSES:	
Commissions	304,913
Compensation and benefits	135,815
Insurance	42,731
Occupancy and equipment	21,147
Professional fees	18,104
Clearance charges and regulatory fees	14,661
Communications and data processing	8,211
Other operating expenses	5,166
Total expenses	550,748
Net income	$ 58,359

The accompanying notes are an
integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2013	2	$ 210,592	$ (1,907)	$ 208,687
Net income	-	-	58,359	58,359
Balance, December 31, 2013	2	$ 210,592	$ 56,452	$ 267,046

The accompanying notes are an
integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 58,359
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	747
Changes in operating assets and liabilities:	
Clearing deposit	(6)
Commissions receivable	5,200
Prepaid expenses	1,113
Taxes receivable	(3,682)
Accounts payable and accrued expenses	(254)
Accrued commissions	5,047
Net cash provided by operating activities	66,524
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, fixtures and equipment	(1,403)
Net cash used in investing activities	(1,403)
NET INCREASE IN CASH	65,121
CASH, BEGINNING OF YEAR	188,126
CASH, END OF YEAR	$ 253,247

The accompanying notes are an
integral part of this financial statement.

BUCKRAM SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies:

Basis of presentation -
The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry.

Use of estimates -
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions -
Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions -
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker and customer purchases of insurance products.

Furniture, fixtures and equipment -
Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2013 are as follows:		
Computer equipment and software	$	8,855
Leasehold improvements		4,604
Furniture and fixtures		3,645
		17,104
Less: accumulated depreciation		(15,106)
	$	1,998

Statement of Cash Flows -
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -
The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

Deposit with clearing broker -
Deposits with clearing brokers consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates. Deposits with clearing brokers are generally categorized in level 1 of the fair value hierarchy.

Accrued expenses and accrued commissions -
The carrying amounts of accrued expenses and accrued commissions approximate their fair value due to their short-term nature. Accrued expenses and accrued commissions are generally categorized in level 1 of the fair value hierarchy.

4. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $241,352, which was $236,352 in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1.

The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

6. Subsequent Events

The Company has evaluated subsequent events through January 28, 2014 which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through January 28, 2014, that would require adjustment or disclosure in the financial statements.

Schedule I

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net capital:	
Total stockholder's equity	$ 267,046
Deductions and/or charges:	
Prepaid expenses	16,914
Furniture, fixtures and equipment, net	1,998
Taxes receivable	3,682
Security deposits	3,100
Net capital	$ 241,352
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 12,716
Accrued commissions	31,947
Total aggregate indebtedness	$ 44,663
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 2,978
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 236,352
Ratio: Aggregate indebtedness to net capital	0.19 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2013.

Schedule II

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

To the Board of Directors of
Buckram Securities Ltd.:

In planning and performing our audit of the financial statements of Buckram Securities Ltd. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
January 28, 2014

Nawrocki Smith LLP